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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Franklin Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

353523 10 3

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SIGNATURE

13G
CUSIP No. 353523 10 3			Page 2 of 5

1.	Name of Reporting Person: Gordon E. Inman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,417,253 shares of Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,417,253 shares of Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4, 417,253 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 46.00%

12.	Type of Reporting Person: IN

2

Item 1(a)	Name of Issuer

Franklin Financial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices

230 Public Square, Franklin, Tennessee 37064

Item 2(a)	Name of Person Filing

Gordon E. Inman

Item 2(b)	Address of Principal Business Office or, if none, Residence

230 Public Square, Franklin, Tennessee 37064

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

353523 10 3

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership

(a) Amount Beneficially Owned:

4,417,253 shares

(b) Percent of Class:

46.00%

(c) Number of Shares as to Which Such Person has:
(i) sole power to vote or to direct the vote: 4,417,253
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 4,417,253
(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

Not applicable

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	/s/ Gordon E. Inman Gordon E. Inman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001).